SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                          For the month of August, 2008

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ___
                                                        ---

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X
                ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-




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Materials Contained in this Report:

I. Press Release dated August 7, 2008 with respect to the registrant's results of operations for the first quarter of fiscal year 2009, ended June 30, 2008.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on August 7, 2008, with respect to the registrant's results of operations for the first quarter of fiscal year 2009, ended June 30, 2008.

      (1)  FY 2009 First Quarter Financial Summary

      (2) Supplemental Material for Financial Results for FY 2009 First Quarter (Consolidated)

      (3) Supplemental Material for Financial Results for FY 2009 First Quarter (Unconsolidated)

III. English translation of the Notice Concerning Decision on Matters Relating to Acquisition of Own Shares (Acquisition of Own Shares under Article 156 of the Corporation Act), as filed by the registrant with the Tokyo Stock Exchange on August 7, 2008.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Toyota Motor Corporation



                                          By:  /s/ Takuo Sasaki
                                              -------------------------------
                                              Name:   Takuo Sasaki
                                              Title:  General Manager of
                                                      Accounting Division



Date:  August 7, 2008